Exhibit 12(f)

Entergy Texas, Inc.
Computation of Ratios of Earnings to Fixed Charges

						31-Mar

	2007	2008	2009	2010	2011	2012

Fixed charges, as defined:
Total Interest	$85,250	$80,197	$106,163	$95,272	$93,554	$95,287
Interest applicable to rentals	3,572	2,760	3,069	3,178	3,497	3,617

Total fixed charges, as defined	88,822	82,957	109,232	98,450	97,051	$98,904

Earnings as defined:
Net Income	$58,921	$57,895	$63,841	$66,200	$80,845	$66,864
Add:
Provision for income taxes:
Total	36,249	28,118	36,915	42,383	49,492	41,883
Fixed charges as above	88,822	82,957	109,232	98,450	97,051	98,904

Total earnings, as defined	$183,992	$168,970	$209,988	$207,033	$227,388	$207,651

Ratio of earnings to fixed charges, as defined	2.07	2.04	1.92	2.10	2.34	2.10